FORM 4

[ ]  Check box if no
     longer subject to
     Section 16.  Form
     4 or 5 obligations
     may continue.  See
     instruction 1 (b)

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934,
  Section 17 (a) of the Public Utility Holding Company Act of 1935 or Section
                  30(f) of the Investment Company Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to Issuer
   Johnson, Jr.  George        D.                   Boca Resorts, Inc. "RST"                (Check all applicable)
----------------------------------------  -------------------------------------------  ---------------------------------------------
   (Last)       (First)     (Middle)
                                          3. IRS                4.  Statement for         [X] Director            [  ] 10%
                                             Identification         Month/Year                                         Owner
                                             Number of                                    [ ] Officer (give title [  ] Other
                                             Reporting Person,                                          below)
                                             If an Entity
                                             (Voluntary)
                                                                       11-99
                                          -------------------   ---------------------  ---------------------------------------------
    450 East Las Olas Boulevard
----------------------------------------
              (Street)                                           5.  If Amendment,     7. Individual or Joint/Group Filing
                                                                     Date of Original        (Check applicable line)
                                                                     (Month/Year)

  Fort Lauderdale      Florida     33301                                  N/A              [X] Form filed by one Reporting Person
----------------------------------------                         --------------------      [ ] Form filed by more than one Reporting
      (City)           (State)     (Zip)                                                       Person

------------------------------------------------------------------------------------------------------------------------------------

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

-----------------------------------------------------------------------------------------------------------------------------------
1.Title of     2.Transaction    3.Transaction     4.Securities Acquired (A)       5.Amount of        6.Ownership    7.Nature of
  Security       Date             Code              or Disposed of (D)              Securities         Form           Indirect
  (Instr. 3)     (Month/Day/      (Instr. 8)        (Instr. 3,4 and 5)              Beneficially       Direct         Beneficial
                 Year)                                                              Owned at           (D)            Ownership
                                                                                    End of the         Indirect       (Instr. 4)
                                                                                    Month              (I)
                                                                                    (Instr. 3 and 4)   (Instr. 4)
-------------  ---------------   ---------------   ---------------------------    ------------------ -------------  ---------------
                                   Code      V      Amount   (A) or (D)  Price
                                 --------   ----   --------  ----------  -----
 Class A
 Common Stock                                                                     818,848  sh.        I               (1)
-----------------------------------------------------------------------------------------------------------------------------------
 Class A
 Common Stock                                                                      15,000 sh.         I               (2)
-----------------------------------------------------------------------------------------------------------------------------------
 Class A
 Common Stock                                                                       3,000 sh.         I               (3)
-----------------------------------------------------------------------------------------------------------------------------------
 Class A
 Common Stock                                                                       3,000 sh.         I               (4)
-----------------------------------------------------------------------------------------------------------------------------------



*If  the Form is  filed  by more  than one  Reporting  person,  see  Instruction
 4(b)(v).

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

Table II -Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1.Title    2.Conver-  3.Trans-  4.Trans-    5.Number     6.Date Exer-      7.Title and       8.Price   9.Num-   10.Own-   11. Nat-
  of Der-    sion or    action    action      of Deriv-    cisable and       Amount of         of        ber of    ership     ure
  ivative    Exercise   Date      Code        ative Sec-   Expiration        Underlying        Deriv-    Deriv-    Form       of
  Security   Price      (Month/   (Instr. 8)  urities      Date              Securities        ative     ative     of         Ind-
  (Instr. 3) of Deriv-  Day/                  Acquired     (Month/           (Instr. 3 and 4)  Secur-    Secur-    Deriv-     direct
             ative      Year)                 (A) or       Day/Year)                           ity       ities     ative      Bene-
             Security                         Disposed                                         (Instr.5) Bene-     Secur-     ficial
                                              of (D)                                                     fically   ity        Own-
                                              (Instr.                                                    Owned     Direct     ership
                                              3,4 and 5)                                                 at End    (D)       (Instr.
                                                                                                         of        or         4)
                                                                                                         Month     Indirect
                                                                                                                   (I)
                                                                                                                   (Instr.
                                                                                                                   4)
---------  ----------  ------- -----------  ------------  ----------------  ------------------- ------ --------   ---------- -------
                                                                   Expir-             Amount
                                                           Exer-   ation              or Number
                                 Code   V    (A)    (D)    cisable Date      Title    of Shares
                                ----------  ------------  ----------------  -------------------
  Stock                                                                       Class A
  Options    $10.00/sh.  (5)       --    --    --    --     (5)     11-08-06  Common   25,000 sh. --     25,000     D          N/A
------------------------------------------------------------------------------------------------------------------------------------
  Stock                                                                       Class A
  Options    $19.13/sh.  (6)       --    --    --    --     (6)     11-17-07  Common   10,000 sh. --     10,000     D          N/A
------------------------------------------------------------------------------------------------------------------------------------
  Stock                                                                       Class A
  Options    $10.38/sh.  (7)       --    --    --    --     (7)     11-17-08  Common   20,000 sh. --     20,000     D          N/A

------------------------------------------------------------------------------------------------------------------------------------
  Stock                                                                       Class A
  Options    $ 9.50/sh.  (8)       A     --  10,000  --     (8)     11-15-09  Common   10,000 sh. --     10,000     D          N/A

------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1)  By GDJ, Jr. Investments L.P.

(2)  By spouse.

(3)  By GD Johnson, III ESA Trust.

(4)  By SP Johnson ESA Trust.

(5) The options were granted on November 8, 1996 and vest in four equal annual installments beginning on November 8, 1997.

(6) The options were granted on November 17, 1997 and vest in four equal annual installments beginning on November 17, 1998.

(7) The options were granted on November 17, 1998 and vest in four equal annual installments beginning on November 17, 1999.

(8) The options were granted on November 15, 1999 and vest in four equal annual installments beginning on November 15, 2000.



                                /s/ George D. Johnson, Jr.              11/24/99
                                **Signature of Reporting Person         Date


**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.